SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549





                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934


                 Pioneer Commercial Funding Corp.
                      (Name of Issuer)

                Common Stock, $.01 par value
               (Title of Class of Securities)

                          723640108
                       (CUSIP Number)

                               David W. Sass, Esq.
                             McLaughlin & Stern, LLP
                               260 Madison Avenue
                       (212) 448-1100
        (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)

                                December 1, 1998
                (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement /X/.

              (Continued on following page(s))

                     Page 1 of 6 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Rogosin International Investment B.V.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) /x/
                                                      (b) / /


3  SEC USE ONLY


4  SOURCE OF FUNDS                                                WC


5 CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS / / REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N.A.


6  CITIZENSHIP OR PLACE OF ORGANIZATION           Netherlands


   NUMBER      7  SOLE VOTING POWER                     -0-
     OF
               -------------------------------------------------
   SHARES
BENEFICIALLY   8  SHARED VOTING POWER              530,000
   OWNED
               -------------------------------------------------
     BY
    EACH       9  SOLE DISPOSITIVE POWER           -0-
 REPORTING
               -------------------------------------------------
  PERSON
   WITH       10 SHARED DISPOSITIVE POWER          530,000


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON                                   3,246,636 shares


12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     / /
                                                          --
   CERTAIN SHARES


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   58.5%


14 TYPE OF REPORTING PERSON          CO



                     Page 2 of 6 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Leedan Business Enterprise, Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) /x/
                                                      (b) / /


3  SEC USE ONLY


4  SOURCE OF FUNDS                                                WC


5 CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS / / REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N.A.


6  CITIZENSHIP OR PLACE OF ORGANIZATION           Netherlands


   NUMBER      7  SOLE VOTING POWER                   2,716,636
     OF
               -------------------------------------------------
   SHARES
BENEFICIALLY   8  SHARED VOTING POWER              530,000
   OWNED
               -------------------------------------------------
     BY
    EACH       9  SOLE DISPOSITIVE POWER         2,716,636
 REPORTING
  PERSON
   WITH       10 SHARED DISPOSITIVE POWER          530,000


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON                                   3,246,636 shares


12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     / /
                                                          --
   CERTAIN SHARES


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   58.5%


14 TYPE OF REPORTING PERSON          CO



                     Page 3 of 6 Pages

Item 1.  Security and Issuer.

       This Statement of Beneficial Ownership on Schedule 13-D relates to shares of Common Stock, $.001 par value per share (the "Common Stock"), of Pioneer Commercial Funding Corp., a New York corporation (the "Issuer"), which has its principal executive offices located at 21700 Oxnard Street, Woodland Mills, CA 91367. The principal shareholder of the Issuer is Leedan Business Enterprise Ltd. ("Leedan"), which currently beneficially owns through, a wholly owned subsidiary, 49% of the Issuer's Common Stock. Leedan will indirectly own 58.5% of the Issuer's Common Stock with the purchase of the 530,000 shares of the Issuer's Common Stock by Rogosin International Investment B.V. Leedan is also a principal shareholder of the Reporting Person, beneficially owning approximately 43% of the Reporting Persons' parent company. The reporting date (the "Reporting Date") with respect to the transactions covered hereby is December 1,1998.

         On November 23, 1998 a shareholder of the Issuer entered into an agreement with the Issuer pursuant to which such shareholder satisfied an outstanding guarantee to the Issuer by issuing his promissory notes to the Issuer, aggregating in the amount of $470,000 and $265,102.25, respectively, and assigning to the Issuer all of the proceeds from the sale of the 530,000 shares of the Issuer's Common Stock owned by such shareholder to the Reporting Persons.

Item 2.  Identity and Background.

         (a)  Name: Rogosin International Investment B.V.
         (b)  State of Organization: Netherlands
         (c)  Address:     7 Yad Harutzim, 4th Fl.
                                 Industrial Zone
                             Herzliya, Israel 46733
         (d)  Involvement in certain legal proceedings: Not Applicable.
         (e)  Party to a civil proceeding: Not Applicable.


         (a)  Name: Leedan Business Enterprise Ltd.
         (b)  State of Organization: Netherlands
         (c)  Address:     7 Yad Harutzim, 4th Fl.
                                 Industrial Zone
                             Herzliya, Israel 46733
         (d)  Involvement in certain legal proceedings: Not Applicable.
         (e)  Party to a civil proceeding: Not Applicable.

Item 3.  Source of Funds

         The amount of $530,000 (the "Purchase Price") was paid to purchase the Common Stock. One-third of the Purchase Price ($176,666.67) was funded from the working capital of the Reporting Persons. The remaining two-thirds of the Purchase Price ($353,333.32) shall be paid to the Issuer pursuant to the terms of two promissory notes dated November 23, 1998 due in equal amounts of $176,666.67 in nine months and eighteen months from such date.


                     Page 4 of 6 Pages

Item 4.  Purpose of Transaction

         The Reporting Persons purchased the Common Stock for the purpose of investing in the Issuer. The Reporting Persons are not interested in and have no plans or proposals which would result in the items described in Item 4(a)-(j).

Item 5.  Interest in Securities of the Issuer.

      (a) The Reporting Persons, as a group, beneficially own an aggregate of 3,246,636 shares of Common Stock, representing 58.5% of the outstanding shares of Common Stock of the Issuer. Leedan indirectly owns the 530,000 shares of Common Stock of the Issuer owned by Rogosin International Holding B.V. through its ownership of approximately 43% of Rogosin Business Enterprise, Ltd., the parent company of Rogosin International Holdings B.V.

         (b) The Reporting Persons possess sole power to vote and to dispose or direct the disposition of 3,246,636 shares of Common Stock.

         (c) On November 23, 1998 the Issuer and the Reporting Person entered into a Letter Agreement (the "Letter Agreement"). Pursuant to the Letter Agreement the Reporting Person purchased 530,000 shares of Common Stock at a price of $1.00 per share, for a total Purchase Price of $530,000. One-third of the Purchase Price ($176,666.67) was funded from the working capital of the Reporting Persons. The remaining two-thirds of the Purchase Price ($353,333.32) shall be paid to the Issuer pursuant to the terms of two promissory notes dated November 23, 1998 due in equal amounts of $176,666.67 in nine months and eighteen months from such date.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceed from the sale of the shares of Common Stock disclosed herein.

         (e)      Not applicable.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

         On November 23, 1998 a shareholder of the Issuer entered into an agreement with the Issuer pursuant to which such shareholder satisfied an outstanding guarantee to the Issuer by issuing his promissory notes to the Issuer, aggregating in the amount of $470,000 and $265,102.25, respectively, and assigning to the Issuer all of the proceeds from the sale of the 530,000 shares of the Issuer's Common Stock owned by such shareholder to the Reporting Persons.

Item 7.  Material to be filed as Exhibits.

         Not applicable.


                     Page 5 of 6 Pages

                           SIGNATURES


       After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


Date: December 8, 1998

                                         ROGOSIN INTERNATIONAL INVESTMENT B.V.

                                            BY: Boaz Harel

                                            TITLE:


                                            LEEDAN BUSINESS ENTERPRISE, LTD.

                                            BY:   Boaz Harel

                                            TITLE:














                     Page 6 of 6 Pages